SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 NOV -3 AM 7:21

31 October 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03037086

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 October 2003 as published in the South China Morning Post in Hong Kong on 31 October 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

11/4

E:\tn\cwtc\2003-3Q\ltr.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SUMMARY

On 29 October 2003, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2003 which will be published in the newspapers in PRC on 31 October 2003. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 29 October 2003, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2003 which will be published in the newspapers in PRC on 31 October 2003. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 - UNAUDITED

		For the nine months ended 30 September			
		2003		2002	
		US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity		57,933	479,517	58,732	486,117
Less:	Cost of sales	(22,662)	(187,576)	(24,736)	(204,739)
	Business tax & surcharge	(2,731)	(22,605)	(2,967)	(24,559)
Profit from principal activity		32,540	269,336	31,029	256,819
Add:	Profit from other activities	–	–	–	–
Less:	Operating expenses	(448)	(3,708)	(292)	(2,409)
	Administrative expenses	(4,027)	(33,332)	(3,131)	(25,918)
Add:	Financial income	230	1,904	297	2,461
Operating profit		28,295	234,200	27,903	230,953
Add:	Investment gain/(loss)	66	546	(148)	(1,222)
	Subsidy	–	–	–	–
	Non-Operating income	269	2,227	331	2,736
Less:	Non-Operating expenses	(1)	(6)	(4)	(37)
Gross Profit		28,629	236,967	28,082	232,430
Less:	Income tax	(9,428)	(78,036)	(9,336)	(77,275)
	Minority interests	–	–	–	–
Net Profit		19,201	158,931	18,746	155,155

		For the three months ended 30 September			
		2003		2002	
		US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity		18,938	156,751	19,581	162,067
Less:	Cost of sales	(7,937)	(65,696)	(7,895)	(65,345)
	Business tax & surcharge	(839)	(6,945)	(1,031)	(8,537)
Profit from principal activity		10,162	84,110	10,655	88,185
Add:	Profit from other activities	–	–	–	–
Less:	Operating expenses	(120)	(993)	(104)	(864)
	Administrative expenses	(1,339)	(11,083)	(1,053)	(8,717)
Add:	Financial income	29	240	37	303
Operating profit		8,732	72,274	9,535	78,907
Add:	Investment gain/(loss)	(46)	(381)	40	332
	Subsidy	–	–	–	–
	Non-Operating income	118	977	72	593
Less:	Non-Operating expenses	(1)	(6)	–	–
Gross Profit		8,803	72,864	9,647	79,832
Less:	Income tax	(2,920)	(24,169)	(3,188)	(26,387)
	Minority interests	–	–	–	–
Net Profit		5,883	48,695	6,459	53,445

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 October 2003